Filed Pursuant to Rule 424(b)(3)

Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 1 DATED MAY 18, 2018

TO THE PROSPECTUS DATED APRIL 26, 2018

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated April 26, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update on the status of our public offering;

●	an update regarding the potential acquisition of a property in Las Vegas, Nevada;

●	updates to our risk factors;

●	information regarding our share redemption program;

●	information regarding related party fees and expenses;

●	our distributions;

●	selected financial data;

●	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus to include information for the three months ended March 31, 2018; and

●	our unaudited consolidated financial statements as of and for the three months ended March 31, 2018.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of May 10, 2018, in connection with our public offering, we have received gross offering proceeds of approximately $61.7 million, consisting of approximately $38.7 million from the sale of approximately 1,550,000 Class A shares, approximately $18.5 million from the sale of approximately 767,000 Class T shares, and approximately $4.5 million from the sale of approximately 195,000 Class W shares. As of May 10, 2018, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Potential Acquisition of a Property in Las Vegas, Nevada

On May 9, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party (the “Las Vegas II Purchase Agreement”) for the acquisition of a self storage facility located in Las Vegas, Nevada (the “Las Vegas II Property”).

The Las Vegas II Property is a self storage facility that contains approximately 66,400 net rentable square feet of storage space and approximately 600 rental units. The purchase price for the Las Vegas II Property is approximately $12.8 million, plus closing and acquisition costs. We expect the acquisition of the Las Vegas II Property to occur in the third quarter of 2018. We expect to fund such acquisition with net proceeds from our initial public offering and/or potential future debt financing.

Pursuant to the Las Vegas II Purchase Agreement, we will be obligated to purchase the Las Vegas II Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Las Vegas II Property generally based upon:

●	our ability to raise sufficient net proceeds from our initial public offering and/or obtain debt financing;

●	satisfactory completion of due diligence on the Las Vegas II Property and the seller of the Las Vegas II Property;

●	approval by our board of directors to purchase the Las Vegas II Property;

●	satisfaction of the conditions to the acquisition in accordance with the Las Vegas II Purchase Agreement; and

●	no material adverse changes relating to the Las Vegas II Property, the seller of the Las Vegas II Property or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Las Vegas II Property. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $300,000 in earnest money as a result.

Other properties may be identified in the future that we may acquire prior to or instead of the Las Vegas II Property. Due to the considerable conditions to consummation of the acquisition of the Las Vegas II Property, we cannot make assurance that the closing of the Las Vegas II Property is probable.

Updates to our Risk Factors

The following should replace the risk factor, “We have incurred a net loss to date, have an accumulated deficit and our operations may not be profitable in 2018” under “Risks Related to this Offering and an Investment in Strategic Storage Trust IV, Inc.”

We have incurred a net loss to date, have an accumulated deficit and our operations may not be profitable in 2018.

We incurred a net loss attributable to common stockholders of approximately $566,000 for the three months ended March 31, 2018. Our accumulated deficit was approximately $1.8 million as of March 31, 2018. Given that we are still early in our fundraising and acquisition stage, our operations may not be profitable in 2018.

Share Redemption Program Information

For the three months ended March 31, 2018, we did not receive any redemption requests nor did we redeem any shares of common stock.

Related Party Fees and Expenses

The following table summarizes related party costs incurred and paid by us for the year ended December 31, 2017 and the three months ended March 31, 2018, as well as any related amounts payable as of December 31, 2017 and March 31, 2018:

	Year Ended December 31, 2017			Three Months Ended March 31, 2018
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$283,322	$278,258	$5,064	$104,246	$93,872	$7,940
Asset management fees	45,471	35,876	9,595	32,563	42,158	-
Property management fees(1)	35,545	26,785	8,760	25,192	33,952	-
Acquisition expenses	187,641	187,641	-	120,092	118,335	1,757
Additional Paid-in Capital
Selling commissions	2,212,286	2,212,286	—	908,136	908,136	-
Dealer Manager fees	797,508	781,825	15,683	307,780	300,057	23,406
Stockholder Servicing Fees and Dealer Manager Servicing Fees(2)	533,108	17,948	515,160	242,499	31,046	726,613
Offering costs	1,581,394	1,548,028	33,366	81,070	117,806	4,129

Total	$5,676,275	$5,088,647	$587,628	$1,821,578	$1,645,362	$763,845

(1)	During the three months ended March 31, 2018 and year ended December 31, 2017, property management fees included $0 and approximately $16,000, respectively, of fees paid to the sub-property manager of the Jensen Beach Property.
(2)	We pay our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares and an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W Shares sold in the primary offering.

Distributions

The following table shows the distributions we have paid through March 31, 2018:

Quarter	OP Unit Holders	Common Stockholders	Distributions Declared per Common Share(1)
1st Quarter 2017	$ 1,332	$ 54,031	$ 0.150	(2)
2nd Quarter 2017	$ 3,050	$ 143,386	$ 0.391
3rd Quarter 2017	$ 3,380	$ 216,163	$ 0.394
4th Quarter 2017	$ 3,463	$ 451,540	$ 0.391
1st Quarter 2018	$ 4,004	$ 710,976	$ 0.385

(1)	Declared distributions are paid monthly in arrears.
(2)	Distributions in the first quarter of 2017 were declared for the last seven days in January and the month of February only.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Three Months Ended March 31, 2018		Three Months Ended March 31, 2017
Distributions paid in cash — common stockholders	$419,331		$54,031
Distributions paid in cash — Operating Partnership unitholders	4,004		1,332
Distributions reinvested	291,645		-

Total distributions	$714,980		$55,363

Source of distributions
Cash flows provided by operations	$—	0%	$—	0%
Proceeds from the Offering and the Private Offering Transaction	423,335	59.2%	55,363	100.0%
Offering proceeds from distribution reinvestment plan	291,645	40.8%	-	0.0%

Total sources	$714,980	100.0%	$55,363	100.0%

From our inception through March 31, 2018, we paid cumulative distributions of approximately $1.9 million, as compared to cumulative net loss attributable to our common stockholders of approximately $1.8 million. For the three months ended March 31, 2018, we paid distributions of approximately $715,000, as compared to a net loss attributable to our common stockholders of approximately $566,000. Net loss attributable to our common stockholders for the three months ended March 31, 2018 reflects non-cash depreciation and amortization of approximately $200,000, and acquisition related expenses of approximately $270,000. Cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $485,000, and acquisition related expenses of approximately $695,000.

For the three months ended March 31, 2017, we paid total distributions of approximately $55,000. From our commencement of paying cash distributions on our common shares in February 2017, distributions were paid solely from proceeds of our primary offering and private offering transaction.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in the offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Selected Financial Data

The following is a summary of quarterly financial information for the periods shown below.

	Three months ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
Total revenues	$—	$115,130	$129,427	$230,847	$358,104
Total operating expenses	122,481	405,323	389,360	804,920	952,026
Operating loss	(122,481)	(290,193)	(259,933)	(574,073)	(593,922)
Net loss	(122,481)	(290,193)	(259,933)	(574,073)	(568,747)
Net loss attributable to common stockholders	(119,518)	(283,601)	(256,899)	(570,737)	(566,467)
Net loss per Class A share-basic and diluted	(0.46)	(0.75)	(0.35)	(0.40)	(0.26)
Net loss per Class T share-basic and diluted	—	(0.75)	(0.35)	(0.40)	(0.26)
Net loss per Class W share-basic and diluted	—	(0.75)	(0.35)	(0.40)	(0.26)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this supplement. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should also be read in conjunction with our financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2017, which are incorporated by reference into our prospectus.

Overview

Strategic Storage Trust IV, Inc. was formed on June 1, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and related self storage real estate investments. Our year end is December 31. As used in this supplement, “we,” “us,” “our,” and “Company” refer to Strategic Storage Trust IV, Inc. and each of our subsidiaries.

SmartStop Asset Management, LLC (our “Sponsor”), is the sponsor of our Offering (as defined below). Our Sponsor owns 97.5% of the economic interests (and 100% of the voting membership interests) of Strategic Storage Advisor IV, LLC, a Delaware limited liability company (our “Advisor”) and owns 100% of Strategic Storage Property Management IV, LLC, a Delaware limited liability company (our “Property Manager”). See Note 1 of the Notes to the Consolidated Statements contained in this supplement for further details about our affiliates.

On January 25, 2017, we sold approximately 360,577 Class A shares for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction”).

On March 17, 2017, we commenced a public offering of a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering,”), consisting of three classes of shares: Class A shares for $25.00 per share (up to $450 million in shares), Class T shares for $24.21 per share (up to $450 million in shares), and Class W shares for $22.75 per share (up to $100 million in shares). As of March 31, 2018, we have issued approximately 1,320,000 Class A shares for gross offering proceeds of approximately $32.9 million, approximately 644,000 Class T shares for gross offering proceeds of approximately $15.6 million and approximately 154,000 Class W shares for gross offering proceeds of approximately $3.5 million in our Offering. We intend to invest the net proceeds from the Offering primarily in self storage facilities consisting of both income-producing and growth properties located in the United States and Canada.

As of March 31, 2018, our self storage portfolio was comprised as follows:

State	No. of Properties	Units(1)	Sq. Ft. (net)(2)	% of Total Rentable Sq. Ft.	Physical Occupancy %(3)	Rental Income %(4)
Florida	1	600	67,000	36.3%	97%	41%
Texas	1	480	60,000	32.5%	93%	53%
California	1	470	57,500	31.2%	97%	6%

	3	1,550	184,500	100%	96%	100%

(1)	Includes all rentable units, consisting of storage units and parking units (approximately 104 units).
(2)	Includes all rentable square feet consisting of storage units and parking units (approximately 29,000 square feet).
(3)	Represents the occupied square feet of all facilities we owned in a state divided by total rentable square feet of all the facilities we owned in such state as of March 31, 2018.
(4)	Represents rental income for all facilities we own in a state divided by our total rental income for the month ended March 31, 2018.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements contained in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such allocations may vary dramatically based on the estimates and assumptions we use.

Impairment of Long-Lived Assets

The majority of our assets, other than cash and cash equivalents, consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss recognized, if any, may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We will evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We intend to make an election under Section 856(c) of the Internal Revenue Code of 1986 (the “Code”) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2017. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from tenants who rent storage units under month-to-month leases at each of our self storage facilities; and (ii) sales of packing- and storage-related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

On March 17, 2017, we commenced our Offering and formal operations. On April 11, 2017, we acquired our first self storage facility located in Florida comprising approximately 600 units and approximately 67,000 rentable square feet. As of March 31, 2018 and 2017, we owned three and no self storage facilities, respectively. Our operating results for the three months ended March 31, 2018 include full quarter results for two self storage facilities and partial quarter results for one facility acquired during the quarter.

As a result of the timing of our formation, commencement of operations and acquisition of our properties, we believe there is little basis for comparison between the three months ended March 31, 2018 and 2017. Operating results in future periods will depend on the results of operations of these properties and the real estate properties that we acquire in the future.

Comparison of Operating Results for the Three Months Ended March 31, 2018 and 2017

Total Revenues

Total revenues for the three months ended March 31, 2018 were approximately $358,000 compared to $0 in the prior period. The increase is primarily attributable to the acquisition of our first self storage facility during the second quarter of 2017, our second self storage facility during the fourth quarter of 2017, and our third self storage facility during the first quarter of 2018. We expect total revenues to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the three months ended March 31, 2018 were approximately $129,000 compared to $0 in the prior period. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to the acquisition of our first self storage facility during the second quarter of 2017, our second self storage facility during the fourth quarter of 2017, and our third self storage facility during the first quarter of 2018. We expect property operating expenses to increase in the future as our operational activity increases.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the three months ended March 31, 2018 were approximately $58,000 compared to $0 in the prior period. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates is primarily attributable to the acquisition of our first self storage facility during the second quarter of 2017, our second facility during the fourth quarter of 2017, and our third self storage facility during the first quarter of 2018. We expect property operating expenses – affiliates to increase in the future as our operational activity increases.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2018 and 2017 were approximately $296,000 and $116,000, respectively. General and administrative expenses consist primarily of legal expenses, directors’ and officers’ insurance, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors’ related costs. The increase in general and administrative expenses is primarily attributable to an increase in legal expenses, transfer agent fees, our Advisor’s payroll related costs, and accounting expenses. We expect general and administrative expenses to increase in the future as our operational activity increases.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the three months ended March 31, 2018 were approximately $200,000 compared to $0 in the prior period. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. We expect depreciation and amortization expense to increase in future periods commensurate with our future acquisition activity.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for the three months ended March 31, 2018 and 2017 were approximately $120,000 and $6,000, respectively. The increase in acquisition expenses primarily relates to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect acquisition expenses- affiliates to fluctuate in the future commensurate with our acquisition activity.

Other Property Acquisition Expenses

Other property acquisition expenses for the three months ended March 31, 2018 were approximately $150,000 compared to $0 in the prior period. The increase in acquisition expenses primarily relates to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect other property acquisition expenses to fluctuate in the future commensurate with our acquisition activity.

Other Income

Other income for the three months ended March 31, 2018 was approximately $25,000 compared to $0 in the prior period. The increase in other income primarily relates to interest income earned during the quarter on cash balances.

Liquidity and Capital Resources

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the three months ended March 31, 2018 and 2017 is as follows:

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Change
Net cash flow provided by (used in):
Operating activities	$(261,433)	$(1,308)	$(260,125)
Investing activities	(7,824,729)	—	(7,824,729)
Financing activities	14,694,386	6,994,637	7,699,749

Cash flows used in operating activities for the three months ended March 31, 2018 and 2017 were approximately $261,000 and $1,000, respectively, a change of approximately $260,000. The change in cash used in our operating activities is primarily the result of an increase in our net loss, adjusted for depreciation and amortization.

Cash flows used in investing activities for the three months ended March 31, 2018 and 2017 were approximately $7.8 million and $0, respectively, a change of approximately $7.8 million. The change in cash used in our investing activities is primarily the result of the acquisition in the first quarter of 2018 as well as deposits made on potential future acquisitions.

Cash flows provided by financing activities for the three months ended March 31, 2018 and 2017 were approximately $14.7 and $7.0 million, respectively, a change of approximately $7.7 million. The change in cash provided by our financing activities is primarily the result of an increase in net proceeds raised from our Offering of approximately $8.1 million, partially offset by an increase in cash distributions paid of approximately $0.4 million.

Short-Term Liquidity and Capital Resources

Through March 17, 2017, the date we commenced our Offering, we met our short-term operating liquidity requirements through advances from our Advisor or its affiliates, as we needed to fund our offering costs and operating expenses incurred before our Offering commenced. Currently, we generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds from our Offering, proceeds from secured or unsecured financing from banks or other lenders, net cash provided by property operations and advances from our Advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our Advisor.

Distribution Policy

On March 7, 2018, our board of directors declared a daily distribution rate for the second quarter of 2018 of approximately $0.004281 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on April 1, 2018 and continuing on each day thereafter through and including June 30, 2018. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.003618 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.003969 per day will be paid per Class W share. Such distributions payable to each stockholder of record will be paid the following month.

Currently, we are making distributions to our stockholders using proceeds from the Offering in anticipation of future cash flow. As such, this reduces the amount of capital we will ultimately invest in properties. Because substantially all of our operations are performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from the Offering. Though we presently intend to pay only cash distributions, and potentially stock distributions, we are authorized by our charter to pay in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

During our Offering, when we may raise capital more quickly than we acquire income-producing assets, we may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the Offering and the Private Offering Transaction. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investment in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Distributions are paid to our stockholders as of the record date selected by our board of directors. We currently pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares, Class T Shares and Class W Shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares will likely be lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees and distributions of Class W Shares will likely be lower than distributions on Class A Shares because Class W Shares are subject to the ongoing dealer manager servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

●	the amount of time required for us to invest the funds received in the Offering;

●	our operating and interest expenses;

●	the amount of distributions or dividends received by us from our indirect real estate investments;

●	our ability to keep our properties occupied;

●	our ability to maintain or increase rental rates;

●	capital expenditures and reserves for such expenditures;

●	the issuance of additional shares; and

●	financings and refinancings.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Three Months Ended March 31, 2018		Three Months Ended March 31, 2017
Distributions paid in cash — common stockholders	$419,331		$54,031
Distributions paid in cash — Operating Partnership unitholders	4,004		1,332
Distributions reinvested	291,645		-

Total distributions	$714,980		$55,363

Source of distributions
Cash flows provided by operations	$—	0%	$—	0%
Proceeds from the Offering and the Private Offering Transaction	423,335	59.2%	55,363	100.0%
Offering proceeds from distribution reinvestment plan	291,645	40.8%	-	0.0%

Total sources	$714,980	100.0%	$55,363	100.0%

From our inception through March 31, 2018, we paid cumulative distributions of approximately $1.9 million, as compared to cumulative net loss attributable to our common stockholders of approximately $1.8 million. For the three months ended March 31, 2018, we paid distributions of approximately $715,000, as compared to a net loss attributable to our common stockholders of approximately $566,000. Net loss attributable to our common stockholders for the three months ended March 31, 2018 reflects non-cash depreciation and amortization of approximately $200,000, and acquisition related expenses of approximately $270,000. Cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $485,000, and acquisition related expenses of approximately $695,000.

For the three months ended March 31, 2017, we paid total distributions of approximately $55,000. From our commencement of paying cash distributions on our common shares in February 2017, distributions were paid solely from proceeds of our Primary Offering and Private Offering Transaction.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in the Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of March 31, 2018 and December 31, 2017, we did not have any third-party indebtedness.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds are for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from our Offering, secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Off-Balance Sheet Arrangements

We do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities.

Subsequent Events

Please see Note 10 of the Notes to the Consolidated Financial Statements contained in this supplement.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities which we believe will be slightly higher over the summer months due to increased moving activity.

Financial Statements

The financial statements listed below are contained in this supplement:

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2018 (Unaudited)	December 31, 2017
ASSETS
Real estate facilities:
Land	$2,824,533	$1,713,976
Buildings	14,853,426	9,614,412
Site improvements	1,244,952	1,011,151

	18,922,911	12,339,539
Accumulated depreciation	(235,404)	(138,219)

Real estate facilities, net	18,687,507	12,201,320
Cash and cash equivalents	28,537,349	21,929,125
Other assets, net	2,174,674	1,221,753
Intangible assets, net of accumulated amortization	631,392	451,889

Total assets	$50,030,922	$35,804,087

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	$600,747	$301,273
Due to affiliates	763,845	587,628
Distributions payable	303,651	216,415

Total liabilities	1,668,243	1,105,316

Commitments and contingencies (Note 6)
Redeemable common stock	475,065	183,420
Equity:
Strategic Storage Trust IV, Inc. equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at March 31, 2018 and December 31, 2017	—	—
Class A Common stock, $0.001 par value; 315,000,000 shares authorized; 1,681,033 and 1,253,576 shares issued and outstanding at March 31, 2018 and December 31, 2017, respectively	1,681	1,254
Class T Common stock, $0.001 par value; 315,000,000 shares authorized; 643,932 and 426,228 shares issued and outstanding at March 31, 2018 and December 31, 2017, respectively	644	426
Class W Common stock, $0.001 par value; 70,000,000 shares authorized; 154,371 and 110,646 shares issued and outstanding at March 31, 2018 and December 31, 2017, respectively	154	111
Additional paid-in capital	51,408,909	36,653,000
Distributions	(1,878,576)	(1,079,785)
Accumulated deficit	(1,797,222)	(1,230,755)
Accumulated other comprehensive loss	(13,371)	—

Total Strategic Storage Trust IV, Inc. equity	47,722,219	34,344,251

Noncontrolling interests in our Operating Partnership	165,395	171,100

Total equity	47,887,614	34,515,351

Total liabilities and equity	$50,030,922	$35,804,087

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Revenues:
Self storage rental revenue	$357,248	$—
Ancillary operating revenue	856	—

Total revenues	358,104	—

Operating expenses:
Property operating expenses	128,615	—
Property operating expenses – affiliates	57,755	—
General and administrative	295,573	116,381
Depreciation	97,834	—
Intangible amortization expense	102,233	—
Acquisition expense – affiliates	120,092	6,100
Other property acquisition expenses	149,924	—

Total operating expenses	952,026	122,481
Operating loss	(593,922)	(122,481)
Other income	25,175	—

Net loss	(568,747)	(122,481)
Net loss attributable to the noncontrolling interests in our Operating Partnership	2,280	2,963

Net loss attributable to Strategic Storage Trust IV, Inc. common stockholders	$(566,467)	$(119,518)

Net loss per Class A share—basic and diluted	$(0.26)	$(0.46)
Net loss per Class T share—basic and diluted	$(0.26)	$—
Net loss per Class W share—basic and diluted	$(0.26)	$—

Weighted average Class A shares outstanding—basic and diluted	1,491,499	260,461
Weighted average Class T shares outstanding—basic and diluted	539,895	—
Weighted average Class W shares outstanding—basic and diluted	134,872	—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)
	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Net loss	$(568,747)	$(122,481)
Other comprehensive loss:
Foreign currency translation adjustments	(13,371)	-

Comprehensive loss	(582,118)	(122,481)
Comprehensive loss attributable to noncontrolling interests:
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	54	-

Comprehensive loss attributable to Strategic Storage Trust IV, Inc. common stockholders	$(582,064)	$(122,481)

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

(Unaudited)

	Common Stock
	Class A		Class T		Class W
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Strategic Storage Trust IV, Inc. Equity	Noncontrolling Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Balance as of December 31, 2017	1,253,576	$1,254	426,228	$426	110,646	$111	$36,653,000	$(1,079,785)	$(1,230,755)	$—	$34,344,251	$171,100	$34,515,351	$183,420
Gross proceeds from issuance of common stock	419,205	419	214,459	215	42,801	42	16,606,278	—	—	—	16,606,954	—	16,606,954	—
Offering costs	—	—	—	—	—	—	(1,850,357)	—	—	—	(1,850,357)	—	(1,850,357)	—
Changes to redeemable common stock	—	—	—	—	—	—	(291,645)	—	—	—	(291,645)	—	(291,645)	291,645
Distributions	—	—	—	—	—	—	—	(798,791)	—	—	(798,791)	—	(798,791)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,425)	(3,425)	—
Issuance of shares for distribution reinvestment plan	8,252	8	3,245	3	924	1	291,633	—	—	—	291,645	—	291,645	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(566,467)	—	(566,467)	—	(566,467)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(2,280)	(2,280)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(13,371)	(13,371)	—	(13,371)	—

Balance as of March 31, 2018	1,681,033	$1,681	643,932	$644	154,371	$154	$51,408,909	$(1,878,576)	$(1,797,222)	$(13,371)	$47,722,219	$165,395	$47,887,614	$475,065

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
Cash flows from operating activities:
Net loss	$(568,747)	$(122,481)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	200,067	—
Increase (decrease) in cash and cash equivalents from change in assets and liabilities:
Other assets, net	(75,067)	—
Accounts payable and accrued liabilities	196,038	58,035
Due to affiliates	(13,724)	63,138

Net cash used in operating activities	(261,433)	(1,308)

Cash flows from investing activities:
Purchase of real estate	(6,865,108)	—
Deposits on acquisitions of real estate	(1,209,621)	—
Return of deposit on acquisition of real estate	250,000	—

Net cash used in investing activities	(7,824,729)	—

Cash flows from financing activities:
Gross proceeds from issuance of common stock	16,674,701	7,500,000
Offering costs	(1,556,980)	(450,000)
Distributions paid to common stockholders	(419,331)	(54,031)
Distributions paid to noncontrolling interest in our Operating Partnership	(4,004)	(1,332)

Net cash provided by financing activities	14,694,386	6,994,637

Net change in cash and cash equivalents	6,608,224	6,993,329

Cash and cash equivalents, beginning of period	21,929,125	201,000

Cash and cash equivalents, end of period	$28,537,349	$7,194,329

Supplemental disclosures and non-cash transactions:
Proceeds from issuance of common stock in other assets	$130,190	$—
Offering costs included in due to affiliates	$248,034	$1,213,489
Offering costs included in accounts payable and accrued liabilities	$131,229	$288,515
Distributions payable	$303,651	$—
Issuance of shares pursuant to distribution reinvestment plan	$291,645	$—
Foreign currency translation adjustment in other assets	$13,371	$—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

Note 1. Organization

Strategic Storage Trust IV, Inc., a Maryland corporation (the “Company”), was formed on June 1, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31. As used in this supplement, “we,” “us,” “our” and “Company” refer to Strategic Storage Trust IV, Inc. and each of our subsidiaries.

SmartStop Asset Management, LLC, a Delaware limited liability company organized in 2013, is the sponsor of our Offering of shares of our common stock (our “Sponsor”), as described below. Our Sponsor is a company focused on providing real estate advisory, asset management, and property management services. Our Sponsor owns 97.5% of the economic interests (and 100% of the voting membership interests) of Strategic Storage Advisor IV, LLC (our “Advisor”) and owns 100% of Strategic Storage Property Management IV, LLC (our “Property Manager”).

We have no employees. Our Advisor, a Delaware limited liability company, was formed on May 31, 2016. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement we entered into with our Advisor (our “Advisory Agreement”) on March 3, 2017. The officers of our Advisor, as well as a majority of the officers of our Sponsor, are also officers of us.

On June 15, 2016, our Advisor purchased 44 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Incorporation authorized 30,000 shares of common stock with a par value of $0.001. Our Articles of Amendment and Restatement, which were filed with the State Department of Assessments and Taxation of Maryland on January 17, 2017, authorized 700,000,000 shares of common stock with a par value of $0.001, of which 315,000,000 shares are designated as Class A shares, 315,000,000 shares are designated as Class T shares, and 70,000,000 shares are designated as Class W shares, and 200,000,000 shares of preferred stock with a par value of $0.001. Upon the filing of our Articles of Amendment and Restatement, our Advisor’s 44 shares of our common stock were classified as Class A shares. We are offering a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).

On January 25, 2017, we sold approximately 360,577 Class A shares for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction”). Due to the proceeds raised in our Private Offering Transaction, there was not a minimum number of shares we needed to sell before accepting subscriptions for the Primary Offering. On March 17, 2017 (the “Effective Date”), the Securities and Exchange Commission (“SEC”) declared our registration statement effective and we commenced formal operations. As of March 31, 2018, approximately 1,320,000 Class A shares for gross offering proceeds of approximately $32.9 million, approximately 644,000 Class T shares for gross offering proceeds of approximately $15.6 million and approximately 154,000 Class W shares for gross offering proceeds of approximately $3.5 million had been sold in the Offering. We intend to invest the net proceeds from the Offering primarily in self storage facilities consisting of both income-producing and growth properties located in the United States and Canada. As of March 31, 2018, we owned three properties located in three states (California, Florida and Texas).

Our operating partnership, Strategic Storage Operating Partnership IV, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on June 2, 2016. On June 15, 2016, our Advisor purchased a limited partnership interest in our Operating Partnership for $200,000 (8,889 partnership units) and on June 15, 2016, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership owns, directly or indirectly through one or more special

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

purpose entities, all of the self storage properties that we acquire. As of March 31, 2018, we owned approximately 99.6% of the common units of limited partnership interests of our Operating Partnership. The remaining approximately 0.4% of the common units are owned by our Advisor.

As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We conduct certain activities through our taxable REIT subsidiary, Strategic Storage TRS IV, Inc., a Delaware corporation (the “TRS”) which was formed on June 2, 2016, and is a wholly owned subsidiary of our Operating Partnership.

Our Property Manager is a Delaware limited liability company which was formed on May 31, 2016 to manage our properties. Our Property Manager derives substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. At the acquisition of our first property in Jensen Beach, Florida (the “Jensen Beach Property”), we entered into a property management agreement with our Property Manager and our Property Manager entered into a sub-property management agreement with an affiliate of Extra Space Storage Inc. (“Extra Space”) for the management of the Jensen Beach Property which was branded under the Extra Space name.

On October 1, 2017, our Property Manager terminated the sub-property management agreement with Extra Space and our Property Manager now manages our properties directly. In connection therewith an affiliate of our Property Manager acquired the “SmartStop® Self Storage” brand from Extra Space. We began using the “SmartStop® Self Storage” brand at our properties effective October 1, 2017. Please see Note 5 – Related Party Transactions – Property Management Agreement.

Our dealer manager is Select Capital Corporation, a California corporation (our “Dealer Manager”). On February 10, 2017, the Company executed a dealer manager agreement, as amended (the “Dealer Manager Agreement”), with our Dealer Manager. Our Dealer Manager is responsible for marketing our shares to be offered pursuant to our Primary Offering. Our Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager and affiliates of our Dealer Manager own a 2.5% non-voting membership interest in our Advisor.

As we accept subscriptions for shares of our common stock, we transfer all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we are deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Primary Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership, as amended (the “Operating Partnership Agreement”). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as the primary beneficiary.

As of March 31, 2018 and December 31, 2017, we had not entered into any other contracts/interests that would be deemed to be variable interests in VIEs.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the estimated useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs, as of the acquisition date.

The value of the tangible assets, consisting of land, buildings, and site improvements is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $282,000 and $598,000 in intangible assets to recognize the value of in-place leases related to our acquisitions during the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent.

Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

In January 2017, the FASB issued Accounting Standards Update 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework provides guidance for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. We adopted this ASU on January 1, 2018. We expect that acquisitions of real estate or in-substance real estate will not meet the revised definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. As a result, once an acquisition is deemed probable, transaction costs are capitalized rather than expensed. During the three months ended March 31, 2018, we acquired one property that did not meet the

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

revised definition of a business, and we capitalized approximately $15,000 of acquisition-related transaction costs that would have otherwise been expensed under the guidance in effect prior to January 1, 2018.

During the three months ended March 31, 2018 and 2017, we expensed approximately $270,000 and $6,000, respectively, of acquisition-related transaction costs that did not meet our capitalization policy during the respective periods.

Evaluation of Possible Impairment of Long-Lived Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the three months ended March 31, 2018 and 2017, no impairment losses were recognized.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Real Estate Facilities

Real estate facilities are recorded based on relative fair value as of the date of acquisition. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	35 years
Site Improvements	7 -10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place lease intangibles. We are amortizing in-place lease intangibles on a straight-line basis over the estimated future benefit period. As of March 31, 2018, the gross amounts allocated to in-place lease intangibles was approximately $880,000 and accumulated amortization of in-place lease intangibles totaled approximately $249,000. As of December 31, 2017, the gross amounts allocated to in-place lease intangibles were approximately $598,000 and accumulated amortization of in-place lease intangibles totaled approximately $146,000.

The total estimated future amortization expense of intangible assets for the years ending December 31, 2018, and 2019 is approximately $463,000 and $168,000, respectively, and none for the years thereafter.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All related adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions are recorded in other income (expense).

Debt Issuance Costs

The net carrying value of costs incurred in connection with obtaining non-revolving financing will be presented on the consolidated balance sheets as a reduction of the related debt. The net carrying value of costs incurred in connection with obtaining revolving financing will be presented as debt issuance costs on the consolidated balance sheets. Debt issuance costs will be amortized on a straight-line basis over the term of the related loan, which we do not expect will be materially different than the effective interest method. There were no debt issuance costs incurred by us for the year ended December 31, 2017 or for the three months ended March 31, 2018.

Organization and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor will fund, and will not be

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, which we will recognize as a capital contribution from our Advisor. Organization and offering costs funded by our Advisor are recognized as a liability in our consolidated financial statements as of March 31, 2018 and December 31, 2017, as we had a present responsibility to reimburse our Advisor after the Effective Date of the Primary Offering. Our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

In connection with our Primary Offering, our Dealer Manager will receive a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from the sales of Class T shares in the Primary Offering and a dealer manager fee of up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from the sales of Class W shares in the Primary Offering. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Dealer Manager also receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares, comprised of the dealer manager servicing fee, equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding.

Our Dealer Manager enters into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of

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March 31, 2018

(Unaudited)

attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager will also receive reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses would have been considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Offering, may not exceed 3% of gross offering proceeds from sales in the Offering. We record a liability within Due to Affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Redeemable Common Stock

We adopted a share redemption program that will enable stockholders to sell their shares to us in limited circumstances.

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program will be limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in our consolidated balance sheets.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common shares are contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the share redemption program, we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

For the three months ended March 31, 2018 and year ended December 31, 2017, we did not receive any requests for redemptions.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we will use when measuring fair value:

●	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

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●	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

●	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, tenant account receivables, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value because of their relatively short-term nature.

We had no assets or liabilities that required fair value measurement on a recurring basis as of March 31, 2018 and December 31, 2017.

Income Taxes

We intend to make an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2017. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief

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(Unaudited)

under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed elections to treat our TRS as a taxable REIT subsidiary. In general, the TRS performs additional services for our customers and generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented is computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share will be computed by including the dilutive effect of unvested restricted stock, utilizing the treasury stock method once restricted stock has been granted.

Recently Issued Accounting Guidance

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” as ASC Topic 606. The objective of ASU 2014-09 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new standard, companies will perform a five-step analysis of transactions to determine when and how revenue is recognized. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB ASC. In July 2015, the FASB voted to defer the effective date by one year to annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 with early adoption permitted. This ASU will be applied using a modified retrospective approach. We have determined that our self storage rental revenues will not be subject to the guidance in ASU 2014-09, as they qualify as lease contracts, which are excluded from its scope. We adopted this ASU on January 1, 2018 and its adoption did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 amends the guidance on accounting for leases. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. It also includes extensive amendments to the disclosure requirements. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted for financial statements that have not yet been made available for issuance. ASU 2016-02 requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. While we continue to evaluate the standard, based upon our assessment to date, we do not anticipate the adoption of this standard will have a material impact on our

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consolidated financial statements, because substantially all of our lease revenues are derived from month-to-month leases.

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the three months ended March 31, 2018:

Real estate facilities
Balance at December 31, 2017	$12,339,539
Facility acquisitions	6,583,372

Balance at March 31, 2018	$18,922,911

Accumulated depreciation
Balance at December 31, 2017	$(138,219)
Depreciation expense	(97,185)

Balance at March 31, 2018	$(235,404)

The following table summarizes the purchase price allocation for our acquisition during the three months ended March 31, 2018:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total(1)	2018 Revenue(2)	2018 Property Operating Income(3)
Riverside—CA	3/27/18	$6,583,372	$281,736	$6,865,108	$7,185	$2,728

(1)	The allocations noted above are based on a determination of the fair value of the total consideration provided and represent cash paid for the transaction, including capitalized acquisition costs.
(2)	The operating results of the facility acquired above has been included in our consolidated statement of operations since its acquisition date.
(3)	Property operating income excludes corporate general and administrative expenses, asset management fees, depreciation, amortization, and acquisition expenses.

Note 4. Pro Forma Financial Information (Unaudited)

The table set forth below summarizes, on a pro forma basis, the results of operations of the Company for the three months ended March 31, 2018 and 2017. Such presentation reflects the Company’s acquisitions that occurred during 2018 and 2017, which met the GAAP definition of a business in effect at that time, as if the acquisitions had occurred as of January 1, 2017 and June 1, 2016 (inception), respectively. As the Company’s acquisition that was completed during the three months ended March 31, 2018 did not meet the revised definition of a business, no adjustments for this acquisition have been reflected in the pro forma information below. This pro forma information does not purport to represent what the actual consolidated results of operations of the Company would have been for the periods indicated, nor does it purport to predict the results of operations for future periods.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

	For the three months ended March 31, 2018	For the three months ended March 31, 2017
Pro forma revenue	$358,104	$306,800
Pro forma operating expenses	(852,316)	(471,820)
Pro forma net loss attributable to common stockholders	(492,374)	(164,407)

The pro forma consolidated financial information for the three months ended March 31, 2018 and 2017 were adjusted to exclude approximately $0 and $6,000, respectively, for acquisition related expenses.

Note 5. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and our Dealer Manager Agreement with our Dealer Manager entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organization and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Offering may be paid by our Advisor on our behalf and reimbursed to our Advisor from the proceeds of our Offering; provided, however, that our Advisor will fund, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses. Organization and offering costs consist of all expenses (other than sales commissions, the dealer manager fee, stockholder servicing fees and dealer manager servicing fees) to be paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Advisory Agreement

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As noted above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor will fund, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, and is required to reimburse us within 60 days after the end of the month in

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees, dealer manager servicing fees and organization and offering expenses, are in excess of 15% of gross proceeds from the Offering. Our Advisor also receives a monthly asset management fee equal to 0.0833%, which is one-twelfth of 1%, of our aggregate asset value, as defined. Our Advisor may also be entitled to various subordinated distributions under our operating partnership agreement if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement, or (3) liquidate our portfolio.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after we acquire our first real estate asset, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

Dealer Manager Agreement

In connection with our Primary Offering, our Dealer Manager receives a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from sales of Class T shares in the Primary Offering and a dealer manager fee of up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from sales of Class W shares in the Primary Offering. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Dealer Manager also receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by the Company with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by the Company with the assistance of our Dealer Manager commencing

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March 31, 2018

(Unaudited)

after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares, comprised of the dealer manager servicing fees, equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding.

Our Dealer Manager enters into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager will also receive reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses are considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Offering, may not exceed 3% of gross offering proceeds from sales in the Offering. We record a liability as due to affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Affiliated Dealer Manager

Our Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager and affiliates of our Dealer Manager own a 2.5% non-voting membership interest in our Advisor.

Property Management Agreement

From the acquisition of the Jensen Beach Property (on April 11, 2017) through September 30, 2017, our Property Manager contracted with Extra Space for Extra Space to serve as the sub-property manager for the property pursuant to a separate sub-property management agreement. As of October 1, 2017, our Property Manager terminated the sub-property management agreement, and our Property Manager now manages all of our properties directly. In connection with the termination, the property management agreement was amended and we paid Extra Space a termination fee, as described below.

Prior Arrangement

Under the property management agreement in effect from April 11, 2017 through September 30, 2017 for the Jensen Beach Property, our Property Manager received a monthly management fee for the property equal to the greater of $2,500 or 6% of the gross revenues, plus reimbursement of our Property Manager’s costs of managing the property. In addition, Extra Space agreed to pay up to $25,000 toward the signage and set-up costs associated with converting such property to the Extra Space brand (the “Set-Up Amount”). The property management agreement had a three year term and automatically renewed for successive one year periods thereafter, unless we or our Property Manager provided prior written notice at least 90 days prior to the expiration of the term. In general, if we terminated a property management agreement without cause during the initial three year term, we would have been required to pay our Property Manager a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term that had elapsed.

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March 31, 2018

(Unaudited)

The sub-property management agreement between our Property Manager and Extra Space was substantially the same as the foregoing property management agreement. Under the sub-property management agreement, our Property Manager paid Extra Space a monthly management fee for the Jensen Beach Property equal to the greater of $2,500 or 6% of the gross revenues, plus reimbursement of Extra Space’s costs of managing the property; provided, however that no management fee was due and payable to Extra Space for the months of January and July each year during the term. Extra Space had the exclusive right to offer tenant insurance to the tenants and was entitled to all of the benefits of such tenant insurance. The sub-property management agreement also had a three year term and automatically renewed for successive one year periods thereafter, unless our Property Manager or Extra Space provided prior written notice at least 90 days prior to the expiration of the term. In general, if our Property Manager terminated the sub-property management agreement without cause during the initial three year term, it would have been required to pay Extra Space a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term that had elapsed.

Termination of Sub-property Manager

As of October 1, 2017, our Property Manager terminated the sub-property management agreement with Extra Space, and we amended the corresponding property management agreement as described below. In connection with the amendment of the property management agreement, the property-owning subsidiary agreed to pay the termination fee owed by our Property Manager in accordance with its termination of the sub-property management agreement. The aggregate costs incurred in connection with the property management change were approximately $4,000. This amount was included in property operating expenses – affiliates in the consolidated statements of operations for the year ended December 31, 2017.

Property Management Subsequent to September 30, 2017

In connection with the termination of the sub-property management agreement, the corresponding property management agreement for the Jensen Beach Property was amended effective as of October 1, 2017. Pursuant to the amended property management agreement, our Property Manager receives: (i) a monthly management fee for the property equal to the greater of $3,000 or 6% of the gross revenues from the property plus reimbursement of the Property Manager’s costs of managing the property and (ii) a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000. In addition, our Property Manager or an affiliate has the exclusive right to offer tenant insurance to the tenants and is entitled to substantially all of the benefits of such tenant insurance. The property management agreement has a three year term and automatically renews for successive three year periods thereafter, unless we or our Property Manager provide prior written notice at least 90 days prior to the expiration of the term. After the end of the initial three year term, either party may terminate a property management agreement generally upon 60 days prior written notice. With respect to each new property we acquire for which we enter into a property management agreement with our Property Manager we will also pay our Property Manager a one-time start-up fee in the amount of $3,750.

In connection with the change in our property management agreement, our Jensen Beach Property has been rebranded under the “SmartStop® Self Storage” brand.

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the year ended December 31, 2017 and the three months ended March 31, 2018, as well as any related amounts payable as of December 31, 2017 and March 31, 2018:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

	Year Ended December 31, 2017			Three Months Ended March 31, 2018
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$283,322	$278,258	$5,064	$104,246	$93,872	$7,940
Asset management fees	45,471	35,876	9,595	32,563	42,158	-
Property management fees(1)	35,545	26,785	8,760	25,192	33,952	-
Acquisition expenses	187,641	187,641	-	120,092	118,335	1,757
Additional Paid-in Capital
Selling commissions	2,212,286	2,212,286	—	908,136	908,136	-
Dealer Manager fees	797,508	781,825	15,683	307,780	300,057	23,406
Stockholder Servicing Fees and Dealer Manager Servicing Fees(2)	533,108	17,948	515,160	242,499	31,046	726,613
Offering costs	1,581,394	1,548,028	33,366	81,070	117,806	4,129

Total	$5,676,275	$5,088,647	$587,628	$1,821,578	$1,645,362	$763,845

(1)	During the three months ended March 31, 2018 and year ended December 31, 2017, property management fees included $0 and approximately $16,000, respectively, of fees paid to the sub-property manager of the Jensen Beach Property.
(2)	We pay our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares and an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W Shares sold in the Primary Offering.

Extra Space Self Storage

Certain of our executive officers, including H. Michael Schwartz, Paula Mathews, Michael McClure and James Berg, received units of limited partnership interest in Extra Space Storage LP, the operating partnership for Extra Space, in exchange for units of limited partnership of SmartStop Self Storage Operating Partnership, L.P., the operating partnership for SmartStop Self Storage, Inc., owned by such executives.

Tenant Insurance Joint Venture

We offer a tenant insurance plan to customers at our properties pursuant to which, as of October 1, 2017, our Property Manager or an affiliate is entitled to substantially all of the net revenue attributable to the sale of tenant insurance at our properties.

In order to protect the interest of the Property Manager in receiving these tenant insurance revenues in light of the fact that we control the properties and, hence, the ability of the Property Manager to receive the tenant insurance revenues, we and an affiliate of our Property Manager agreed to transfer our respective rights in such tenant insurance revenue to a newly created joint venture, Strategic Storage TI Services IV JV, LLC (the “TI Joint Venture”), a Delaware limited liability company owned 0.1% by our TRS subsidiary and 99.9% by our Property Manager’s affiliate, SmartStop TI IV, LLC (“SS TI IV”). Under the terms of the TI Joint Venture agreement, dated March 27, 2018, our TRS will receive 0.1% of the net revenues generated from such tenant insurance and SS TI IV will receive the other 99.9% of such net revenues. The TI Joint Venture further provides, among other things, that if a member or its affiliate terminates all or substantially all of the property management agreements or defaults in its material obligations under the TI Joint Venture agreement or undergoes a change of control (the

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

“Triggering Member”), the other member generally shall have the right (but not the obligation) to either (i) sell all of its interest in the TI Joint Venture to the Triggering Member at fair market value (as agreed upon or as determined under an appraisal process) or (ii) purchase all of the Triggering Member’s interest in the TI Joint Venture at 95% of fair market value.

Storage Auction Program

Our Sponsor owns a minority interest in a company that owns 50% in an online auction company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions for the contents of abandoned storage units online instead of using live auctions conducted at the self storage facilities. The Auction Company receives a service fee for such services. Through December 31, 2017, neither our Property Manager nor our sub-property manager utilized the Auction Company at our properties. During the three months ended March 31, 2018, we paid approximately $100 in fees to the Auction Company related to our properties. Our properties receive the proceeds from such online auctions.

Note 6. Commitments and Contingencies

Distribution Reinvestment Plan

We adopted a distribution reinvestment plan that will allow our stockholders to have distributions otherwise distributable to them invested in additional shares of our common stock. The plan became effective on the effective date of our Offering. The purchase price per share is $23.75 per share for Class A shares, $23.00 per share for Class T shares and $22.75 per share for Class W shares during the Primary Offering. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders.

As of March 31, 2018, we have sold approximately 13,600 Class A shares, 4,900 Class T shares and 1,800 Class W shares through our distribution reinvestment plan offering.

Share Redemption Program

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders. The complete terms of our share redemption program are described in detail in our prospectus.

Until our board of directors approves an estimated net asset value per share, as published from time to time in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K publicly filed with the SEC, the per share price for the redemption of shares shall be equal to the then-current net investment amount of our shares, which will be based on the “amount available for investment” percentage shown in the estimated use of proceeds table in our prospectus. For each class of shares, this amount will equal the current offering price of the shares, less the associated sales commissions, dealer manager fee and estimated

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

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organization and offering expenses not reimbursed by our Advisor. Once our board of directors approves an estimated net asset value per share, the per share price for the repurchase of a given class of shares will be equal to the then-current estimated net asset value per share for such class of shares.

There are several limitations on our ability to redeem shares under the share redemption program including, but not limited to:

●	Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

●	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

●	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.

●	We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the three months ended March 31, 2018 and year ended December 31, 2017, we did not receive any requests for redemptions.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as our Advisor is acting as our advisor under the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2018

(Unaudited)

Note 7. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the periods shown below.

	Three months ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
Total revenues	$—	$115,130	$129,427	$230,847	$358,104
Total operating expenses	122,481	405,323	389,360	804,920	952,026
Operating loss	(122,481)	(290,193)	(259,933)	(574,073)	(593,922)
Net loss	(122,481)	(290,193)	(259,933)	(574,073)	(568,747)
Net loss attributable to common stockholders	(119,518)	(283,601)	(256,899)	(570,737)	(566,467)
Net loss per Class A share-basic and diluted	(0.46)	(0.75)	(0.35)	(0.40)	(0.26)
Net loss per Class T share-basic and diluted	—	(0.75)	(0.35)	(0.40)	(0.26)
Net loss per Class W share-basic and diluted	—	(0.75)	(0.35)	(0.40)	(0.26)

Note 8. Declaration of Distributions

Cash Distribution Declaration

On March 7, 2018, our board of directors declared a daily distribution rate for the second quarter of 2018 of approximately $0.004281 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on April 1, 2018 and ending June 30, 2018. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.003618 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.003969 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Note 9. Potential Acquisitions

Surprise Property

On November 7, 2017 (as amended on March 14, 2018), one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in Surprise, Arizona (the “Surprise Property”). The purchase price for the Surprise Property is approximately $7.8 million, plus closing and acquisition costs. We expect the acquisition of the Surprise Property to close in the first quarter of 2019 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with a combination of net proceeds from our Offering and/or a credit facility or other debt financing. If we fail to acquire the Surprise Property, in addition to the incurred acquisition costs, we may also forfeit approximately $300,000 in earnest money as a result.

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San Gabriel Property

On January 4, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in San Gabriel, California (the “San Gabriel Property”). The purchase price for the San Gabriel Property is approximately $13.5 million, plus closing and acquisition costs. We expect the acquisition of the San Gabriel Property to close in the third quarter of 2019 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with net proceeds from our Offering and/or a credit facility or other debt financing. If we fail to acquire the San Gabriel Property, in addition to the incurred acquisition costs, we may also forfeit approximately $200,000 in earnest money as a result.

Puyallup Property

On March 13, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a self storage facility located in Puyallup, Washington (the “Puyallup Property”). The purchase price for the Puyallup Property is approximately $13.6 million, plus closing and acquisition costs. We expect the acquisition of the Puyallup Property to occur in the second quarter of 2018. We expect to fund such acquisition with net proceeds from our Offering. If we fail to acquire the Puyallup Property, we may also forfeit approximately $300,000 in earnest money as a result.

Joint Venture with SmartCentres

In January 2018, a subsidiary of our sponsor entered into two contribution agreements (“Contribution Agreements”) with a subsidiary of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”), for two tracts of land located in Brampton, Ontario (the “Brampton Land”) and Vaughan, Ontario (the “Vaughan Land,” and collectively with the Brampton Land, the “Ontario Lots”) in the Greater Toronto Area of Canada. On March 26, 2018, the subsidiary of our sponsor assigned its interest in the two Contribution Agreements to one of our subsidiaries. Upon closing of the Ontario Lots, self storage facilities will be developed on both of the Ontario Lots in a joint venture with SmartCentres.

Upon closing, the Ontario Lots will each be owned by a limited partnership (the “Limited Partnerships”), in which we (through our subsidiaries) and SmartCentres (through its subsidiaries) will each be a 50% limited partner and each have an equal ranking general partner in the Limited Partnerships. It is intended that the Limited Partnerships develop self storage facilities on the Ontario Lots. The value of the Brampton Land and the Vaughan Land to be contributed by SmartCentres to the Limited Partnerships has an agreed upon fair market value of approximately $1.8 million CAD and $3.4 million CAD, respectively. At closing, we will subscribe for 50% of the units in the Brampton and Vaughan Limited Partnerships at an agreed upon subscription price of approximately $0.9 million CAD and $1.7 million CAD, respectively, representing contributions equivalent to 50% of the agreed upon fair market value of each parcel of land. We expect the acquisitions of the Brampton Land and Vaughan Land to close in the third quarter of 2018 and the first quarter of 2019, respectively after the land has been zoned so as to permit the self storage facility. In some circumstances, if we fail to complete the Brampton Land and Vaughan Land acquisition, we may forfeit up to approximately $200,000 CAD and $500,000 CAD, respectively in earnest money.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

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March 31, 2018

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Note 10.     Subsequent Events

Completed Acquisition

Las Vegas Property

On April 5, 2018, we purchased a self storage facility (the “Las Vegas Property”) located in Las Vegas, Nevada. We acquired the Las Vegas Property from an unaffiliated third party for a purchase price of approximately $9.2 million, plus closing costs which was funded with net proceeds from our Offering.

Potential Acquisitions

Escondido Property

On April 16, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in Escondido, California (the “Escondido Property”). The purchase price for the Escondido Property is approximately $18.0 million, plus closing and acquisition costs. We expect the acquisition of the Escondido Property to close in the second quarter of 2019 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with net proceeds from our Offering and/or a credit facility or other financing. If we fail to acquire the Escondido Property, in addition to the incurred acquisition costs, we may also forfeit $275,000 in earnest money as a result.

Cary Property

On April 17, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a self storage facility located in Cary, North Carolina (the “Cary Property”). The purchase price for the Cary Property is approximately $6.4 million, plus closing and acquisition costs. We expect the acquisition of the Cary Property to occur in the second quarter of 2018. We expect to fund such acquisition with net proceeds from our Offering and/or a credit facility or other debt financing. If we fail to acquire the Cary Property, we may also forfeit approximately $150,000 in earnest money as a result.

Houston Portfolio

On April 18, 2018, one of our subsidiaries executed a purchase and sale agreement with unaffiliated third parties for the acquisition of a portfolio of seven self storage facilities located in the greater Houston area of Texas (the “Houston Portfolio”). The purchase price for the Houston Portfolio is approximately $58.5 million, plus closing and acquisition costs. We expect the acquisition of the Houston Portfolio to close in the third and/or fourth quarter of 2018 and expect to fund the acquisition with net proceeds from our Offering, assumptions of existing loans and other potential future debt financing. If we fail to acquire the Houston Portfolio, we may also forfeit approximately $500,000 in earnest money as a result.

Las Vegas II Property

On May 9, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a self storage facility located in Las Vegas, Nevada (the “Las Vegas II Property”). The purchase price for the Las Vegas II Property is approximately $12.8 million, plus closing and acquisition costs. We expect the acquisition of the Las Vegas II Property to occur in the second quarter of 2018.

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We expect to fund such acquisition with net proceeds from our Offering and/or a credit facility or other debt financing.

Pasadena Properties- Termination of Purchase and Sale Agreement

On March 2, 2018, one of our subsidiaries executed a purchase and sale agreement with two unaffiliated third parties for the acquisition of three self storage facilities located near and in Pasadena, Texas (the “Pasadena Properties”). Under the original terms of the Pasadena Properties Purchase Agreement, the Approval Period (as defined therein) would have expired on April 19, 2018, and unless our subsidiary provided the sellers of the Pasadena Properties with a notice to consummate the transaction prior to the expiration of the Approval Period, the Pasadena Properties Purchase Agreement would have automatically terminated at such time. The parties did not agree to any further extension of the Approval Period. Accordingly, on April 19, 2018, the Pasadena Properties Purchase Agreement terminated according to its terms and our initial deposit of $250,000 was returned in full.

Offering Status

As of May 4, 2018, in connection with our Private Offering Transaction and Offering we have issued approximately 1,885,000 Class A shares for gross offering proceeds of approximately $45.5 million, approximately 753,000 Class T shares for gross offering proceeds of approximately $18.2 million and approximately 195,000 Class W shares for gross offering proceeds of approximately $4.5 million.